



05040928

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SECURITIES AND EXCHANGE COMMISSION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-52105 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Henderson Global Investors Equity Planning, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

737 North Michigan Avenue, Suite 1950
(No. and Street)

Chicago (City) IL (State) 60611 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas G. Denyer (860) 723-8751
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street (Address) Boston (City) MA (State) 02116 (Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Douglas G. Denyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Henderson Global Investors Equity Planning, Inc, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Douglas G. Denyer
Signature

Financial Principal
Title

Penny Fryer
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Audited Financial Statements*
*and Other Supplemental Information*

## *Henderson Global Investors Equity Planning Inc.*

*Year ended December 31, 2004*

Henderson Global Investors Equity Planning Inc.

Audited Financial Statements
and Other Supplemental Information

Year ended December 31, 2004

## Contents



Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

# Report of Independent Registered Accounting Firm

To the Board of Directors and Stockholder of
Henderson Global Investors Equity Planning, Inc.

We have audited the accompanying statement of financial condition of Henderson Global Investors Equity Planning Inc. (the "Company") as of December 31, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing and opinion on the effectiveness of the Company's internal control over financial reporting, accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Henderson Global Investors Equity Planning, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

January 25, 2005

# Henderson Global Investors Equity Planning Inc.

## Statement of Financial Condition

December 31, 2004

| | |
|---|---|
| **Assets** | |
| Cash | $ 43,220 |
| Prepaid expenses | 8,113 |
| Total assets | $ 51,333 |
| | |
| **Liabilities and stockholder's equity** | |
| Accrued expenses | $ 10,000 |
| Total liabilities | 10,000 |
| | |
| Common stock, $1 par value, 100 shares authorized, issued and outstanding | 100 |
| Paid-in capital | 144,840 |
| Accumulated deficit | (103,607) |
| Total stockholder's equity | 41,333 |
| Total liabilities and stockholder's equity | $ 51,333 |

*The accompanying notes are an integral part of these financial statements.*

# Henderson Global Investors Equity Planning Inc.

## Statement of Operations

Year ended December 31, 2004

| | |
|---|---|
| **Revenue** | |
| Transaction fees | $ 25,000 |
| Total revenue | 25,000 |
| | |
| **Expenses** | |
| Professional fees | 11,010 |
| Outside services | - |
| Other general and administrative | 5,787 |
| Total expenses | 16,797 |
| Net income | $ 8,203 |

*The accompanying notes are an integral part of these financial statements.*

Henderson Global Investors Equity Planning Inc.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2004

| | Common Stock | Paid-in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|
| Balance at January 1, 2004 | $ 100 | $ 119,840 | $ (111,810) | $ 8,130 |
| Net income | - | - | 8,203 | 8,203 |
| Capital contribution | - | 25,000 | - | 25,000 |
| Balance at December 31, 2004 | $ 100 | $ 144,840 | $ (103,607) | $ 41,333 |

*The accompanying notes are an integral part of these financial statements.*

# Henderson Global Investors Equity Planning Inc.

## Statement of Cash Flows

Year ended December 31, 2004

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net income | $ 8,203 |
| Adjustment to reconcile net income to net cash provided by operating activities: | |
| Change in assets and liabilities: | |
| Increase in prepaid expenses | (6,832) |
| Increase in accrued expenses | 1,746 |
| **Net cash provided by operating activities** | 3,117 |
| **Cash flows provided by financing activities** | |
| Capital contribution from parent | 25,000 |
| **Net cash provided by financing activities** | 25,000 |
| Net increase in cash | 28,117 |
| Cash, beginning of year | 15,103 |
| Cash, end of year | $ 43,220 |

*The accompanying notes are an integral part of these financial statements.*

Henderson Global Investors Equity Planning Inc.

Notes to Financial Statements

December 31, 2004

## 1. Organization and Operations

Henderson Global Investors Equity Planning, Inc. ("the Company"), was incorporated on April 29, 1999, and on that same date, Henderson Global Investors (North America) Inc. ("HGINA") acquired 100% of its outstanding stock. On March 13, 2000, the Company was granted membership in the National Association of Securities Dealers, and concurrently on that same date, was registered as a Broker Dealer with the United States Securities and Exchange Commission.

During 2004, the Company received a $25,000 capital contribution from HGINA. HGINA has agreed to make capital contributions, as necessary, to maintain the net capital requirements of the Company pursuant to Rule 15c3-1 of the Securities and Exchange Commission for the foreseeable future.

## 2. Summary of Significant Accounting Policies

### Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

### Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results could differ from those estimates.

### Revenue Recognition

Transaction fees are recognized as revenue when services are performed.

### Income Taxes

The Company is part of a group that files a consolidated tax return. Allocation of income taxes is based on the proportionate share of taxable income.

## 2. Summary of Significant Accounting Policies (continued)

The Company accounts for federal and state income taxes using the liability method. The liability method requires income taxes to be recognized based on income taxes currently payable and the change in deferred taxes. Deferred taxes are recognized on the temporary differences between the financial statement and tax bases of assets and liabilities at enacted tax rates as of the dates the differences are expected to reverse.

As the Company does not have a history of generating taxable income and files as part of a consolidated group, the Company has not presented an income tax provision in the accompanying statement of operations and has established a valuation allowance for 100% of its deferred tax assets, primarily resulting from net operating loss carry forwards and timing differences of start up costs.

## 3. Net Capital Requirements

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, Equity Planning is required to maintain minimum net capital, as defined under such provision. At December 31, 2004, the Company had net capital of $33,220. The net capital requirement was $5,000 at December 31, 2004.

# Other Supplemental Information

Henderson Global Investors Equity Planning Inc.

Schedule I-Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2004

| | |
|---|---|
| **Computation of net capital** | |
| Total ownership equity (from statement of financial condition) | $ 41,333 |
| Total ownership equity qualified for net capital | $ 41,333 |
| Deductions and/or adjustments: | |
| Nonallowable assets: | |
| Prepaid expenses | (8,113) |
| Net capital | $ 33,220 |
| **Computation of basic net capital requirement** | |
| Net capital requirement (pursuant to Rule 15c3-1(a)(2)(vi)) | $ 5,000 |
| Excess net capital | $ 28,220 |

The above computation does not differ from the computation of net capital and excess net capital under rule 15c3-1 as of December 31, 2004 as filed on form X-17A-5 on January 25, 2005.

Henderson Global Investors Equity Planning Inc.

Schedule II-Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2004

The activities of the Company are limited to those prescribed in sub-paragraph (k) of the Securities Exchange Act of 1934 Rule 15c3-3, which provides exemption from such Rule.

Henderson Global Investors Equity Planning Inc.

Schedule III-Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2004

The activities of the Company are limited to those prescribed in sub-paragraph (k) of the Securities Exchange Act of 1934 Rule 15c3-3, which provides exemption from such Rule.

Henderson Global Investors Equity Planning Inc.

Schedule IV— Schedules of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

December 31, 2004

The activities of the Company are limited to those prescribed in sub-paragraph (k) of the Securities Exchange Act of 1934 Rule 15c3-3, which provides exemption from such Rule.

Supplementary Report



Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

# Report of Independent Registered Public Accounting Firm on Internal Accounting Control Required by Securities and Exchange Commission (SEC) Rule 17a-5

Management of
Henderson Global Investors Equity Planning:

In planning and performing our audit of the financial statements and supplemental schedules of Henderson Global Investors Equity Planning Inc. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operations that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's criteria.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

January 25, 2005